venBio™

The Case for Change at Immunomedics, Inc. (IMMU)

Disclosures/Disclaimer

venBio Select Advisor LLC, ("venBio") Behzad Aghazadeh, Scott Canute, Peter Barton Hutt and Khalid Islam (collectively, the “Participants”) have filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement and accompanying form of proxy to be used in connection with the solicitation of consents from the stockholders of Immunomedics, Inc. (the “Company”). All stockholders of the Company are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by the Participants, as they contain important information, including additional information related to the Participants. The definitive proxy statement and an accompanying proxy card are being furnished to some or all of the Company’s stockholders and are, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/ or from Okapi Partners at 212-297-0720 or info@okapipartners.com.

Information about the Participants and a description of their direct or indirect interests by security holdings is contained in the definitive proxy statement on Schedule 14A filed by the Participants with the SEC on December 6, 2016. This document is available free of charge from the sources indicated above.

venBio has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, is accurate.

Warning Regarding Forward Looking Statements

THIS PRESENTATION CONTAINS FORWARD LOOKING STATEMENTS. FORWARD LOOKING STATEMENTS CAN BE IDENTIFIED BY USE OF WORDS SUCH AS "OUTLOOK", "BELIEVE", "INTEND", "EXPECT", "POTENTIAL", "WILL", "MAY", "SHOULD", "ESTIMATE", "ANTICIPATE", AND DERIVATIVES OR NEGATIVES OF SUCH WORDS OR SIMILAR WORDS. FORWARD LOOKING STATEMENTS IN THIS PRESENTATION ARE BASED UPON PRESENT BELIEFS OR EXPECTATIONS. HOWEVER, FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR AS A RESULT OF VARIOUS RISKS, REASONS AND UNCERTAINTIES. EXCEPT AS REQUIRED BY LAW, VENBIO AND ITS AFFILIATES AND RELATED PERSONS UNDERTAKE NO OBLIGATION TO UPDATE ANY FORWARD LOOKING STATEMENT, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE DEVELOPMENTS OR OTHERWISE.

Executive Summary

1. venBio is IMMU's largest stockholder (9.9% of shares outstanding); our interests are aligned with other stockholders to maximize value

2. IMMU's management and board have overseen decades of value destruction; recent management missteps have further penalized stockholders and impeded patient access to promising therapy

3. Early data for company's lead product candidate IMMU-132 promises significant potential, but requires competent oversight to prevent repeat of missteps leading to further value destruction

4. venBio strongly believes there is a limited window to realizing value, which requires structural changes within the board

   a) Assembled team of industry veterans to oversee transformational period at IMMU

   b) Developed robust 100-day plan to critically evaluate IMMU assets and capabilities, to formulate winning strategy for long-term value creation

venBio Select Advisor

- **Public market investment fund focused on innovation within biotechnology sector**
  - Fund launched in 2010
  - Team of seasoned investment professionals with medical/scientific backgrounds
  - IMMU is venBio's first activist situation; activism not regular component of our investment strategy
  - venBio Select is based in New York and independent of venBio venture capital business (based in San Francisco)
- **As IMMU's largest stockholder, we are seeking change due to concerns over company's ability to execute and deliver value to stockholders**
  - Followed company for many years and holder of 9.9% of outstanding shares
  - Over 18 months held numerous one-on-one meetings with management over phone / email, medical meetings, investor conferences, and site visit at IMMU headquarters
  - Decided to actively pursue change, in light of major concerns for company's ability to realize potential of IMMU-132 and bring this important medicine to patients
  - IMMU's dilutive financing in October, with stock already trading near 52-week lows and down >50% from yearly highs, added to our concerns compelling us to seek urgently needed change

venBio

IMMU’s track record of destroying stockholder value while enriching management

Early data of lead drug candidate IMMU-132 supports a significant opportunity

Early success of lead drug candidate is IMMU-132

- IMMU-132 is being studied for the treatment of Triple Negative Breast Cancer ("TNBC")
  - Most aggressive form of breast cancer
  - significant unmet need
- The FDA granted Breakthrough Designation – recognition of compelling early data
  - 30% tumor shrinkage vs 10-15% expected ("response rate")
  - Disease progression at 6 mos vs 2-3mos expected ("progression free survival")
  - Time to death ~19mos vs 9-11mos expected ("median survival")



Overall response assessment descriptor
Complete response (confirmed)
Partial response (confirmed)
Partial response (pending)
Partial response (unconfirmed)
Stable disease
Progression
Best Response
Best % change in TL from baseline
80
60
40
20
0
-20
-40
-60
-80
-100
79/85 response assessable pts who completed 1 treatment cycle are represented
3 progressed, but TL measurement unavailable
3 did not have a CT response assessment

Additional indications with early promising data could materially add to the potential of the product

Source: Company R&D Day presentation, Slide 54, January 18, 2017

venBio

IMMU has a history of drug failures and value destruction

Founded	1982
Market cap	$294M*
Accumulated deficit	$389M**
Drugs on market	0
CSO tenure	32 years
CEO tenure	15 years



Nasdaq Comp: +33%
Nasdaq Biotech Index: +273%
IMMU: -65% ***
400%
350%
300%
250%
100%
50%
0%
-50%
-100%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
UCB licenses Epratuzumab
Epratuzumab fails again
Clivatuzumab fails
AMGN licenses Epratuzumab
Nycomed licenses Veltuzumab
Epratuzumab fails for the first time
Veltuzumab fails
'132 Ejected from ASCO

(*): Based on closing price 11/15/16; day prior to venBio 13D filing (106M shares outstanding)
(**): SEC Filings
(***): 1/1/00 – 11/15/16

venBio

Despite the recent clinical success of IMMU-132, the stock has significantly underperformed

IMMU-132 has enjoyed major clinical progress compared to peers …

		IMMU	FPRX	BPMC	ARRY	SGEN	XNCR	IMGN	TSRO	CLVS	MGNX	CTMX
Technology	Oncology	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Antibody Engineering	✓	✓	✗	✗	✓	✓	✓	✗	✗	✓	✓
	Platform Technology	✓	✓	✓	✓	✓	✓	✓	✗	✗	✓	✓
	First in Class	✓	✓	✓	✗	✓	✗	✓	✗	✗	✗	✗
Clinical Progress	Positive Results (Lead Program)	✓	✗	✗	✓	✗	✗	✗	✓	✓	✗	✗
	Breakthrough Designation (FDA)	✓	✗	✗	✗	✓	✗	✗	✗	✓	✗	✗
	Regulatory Clarity	✓	✗	✗	✓	✗	✗	✗	✓	✓	✗	✗

Our peer group consists of small- and mid-cap biotechnology companies developing oncology drugs and possessing novel platform technologies

… yet IMMU's stock continues to underperform**

	1 year	2 year	3 year
IMMU	**-10%**	**-27%**	**-27%**
FPRX	71%	285%	500%
BPMC	79%		
ARRY	64%	93%	23%
SGEN	65%	101%	73%
XNCR	110%	139%	
IMGN	-82%	-77%	-85%
TSRO	173%	337%	247%
CLVS	18%	-33%	-30%
MGNX	-5%	34%	14%
CTMX	-10%		
Average (ex-IMMU)	**48%**	**110%**	**106%**

Reference from 11/15/16 (*)

(*): CTMX IPO Oct 2015; BPMC IPO June 2015

(**): All returns calculated through 11/15/16, the day before we filed our proxy. This represents the company's own independent efforts.

Management's missteps directly contributed to this underperformance

IMMU stock price surrounding ASCO conference



Price per share
$6
$5
$4
$3
$2
$1
$0
4/1/16
5/1/16
5/31/16
6/30/16
ASCO selects IMMU-132 for **press briefing pack**
ASCO **ejects** IMMU for violation of data embargo
Stock declined **62%** by the end of June vs. pre-ejection share price

Jefferies 6/3/16

Key Takeaway
Last night it was reported that IMMU and their anticipated 132 data in TNBC was removed from ASCO 2016. Later confirmed by the company, ASCO determined that the data had previously been presented at another conference (PEGS Boston), which was a violation of embargo policy. In our view, this is a function of stricter ASCO policies and pot'l poor mgmt decision, rather than a negative reflection on '132.



NEWS
News & Events
6/3/16
Immunomedics Kicked Out of Prestigious ASCO Cancer Conference
Immunomedics Plunges as Presentation Pulled From
ASCO cancels Immunomedics' IMMU-132 presentation, company shares fall
(Ref: StreetInsider, MarketWatch, GlobeNewswire, TheStreet, Bloomberg)
June 3rd, 2016
By: Anna Bratulic
Tags: Top Story IMMU-132 Immunomedics Breast Cancer Gynaecology/Obstetrics Clinical Research (R&D) Medical Affairs ASCO

WELLS FARGO SECURITIES 6/21/16

IMMU: Downgrading Rating To Market Perform
We are downgrading our rating on shares of IMMU to Market Perform (from Outperform) and reducing our valuation range to $1.75 to $2.25 (from $8-$9) following today's news and a series of management missteps that have shaken our confidence in IMMU's ability to create sustainable shareholder value

Source: Thestreet.com, Bloomberg.com, Firstwordpharma.com

Management has failed to execute on main corporate goal: striking a pharma partnership to enable approval and advancement of '132 to market

Partnering Updates

- **8/'15** – FY Q4'15 earnings call: IMMU not capable to take on phase 3 trial without a partner
- **4/'16** – Sol Barer joins as special advisor to strengthen Company's business and commercial development activities
- **8/'16** – FY Q4'16 earnings call:
  - Work with outside advisory group for partnering continues
  - "We already have term sheets"
- **10/'16** – IMMU hires advisory firm, Greenhill & Co, to assist in its ongoing efforts to out-license IMMU-132; Sol Barer steps down as advisor

8/'15 12/'15 4/'16 6/'16 8/'16 10/'16 11/'16 1/'17

Development Updates

- **8/'15** – FY Q4'15 earnings call: Manufacturing preparations to complete by Jun 2016; Phase 3 to initiate thereafter
- **12/'15** – Company announces FDA grants SPA (Special Protocol Assessment) for phase 3 trial
- **6/'16** – Company will seek accelerated approval; requires Phase 3 to be underway at time of filings
- **8/'16** – FY Q4'16 earnings call: Plan to initiate phase 3 by the end of 2016
- **11/'16** – FY Q1'17 earnings call: Believe first patient/first visit to occur (by/)in March '17
- **1/'17** – R&D Day: Phase 3 start in late Q1/early Q2

TODAY

- Still no partner
- Insufficient funds to run Phase 3 trial
- Ongoing delays in manufacturing and Phase 3 start

Program Timelines at Risk

Delays have hurt patients and destroyed stockholder value

Source: Clinicaltrials.gov, Company reports & filings
Earnings call transcripts

venBio

IMMU has been unable to retain independent & competent partners

2015 | 2016 | 2017

Richard L. Sherman **DID NOT STAND FOR RE-ELECTION** to the board at 2015 stockholders meeting
Lasted 2 years 2 months

Chief Medical Officer Dr. Francois Wilhelm **RESIGNED**
Lasted 1 year 5 months

Arthur Kirsch **STEPPED DOWN** from the board of directors
Lasted 1 year 2 months

Mary Paetzold, Donald Stark **RELPACED** from the BoD in response to venBio **contest**
Lasted 15 years and 11 years, respectively

UCB **TERMINATED** licensing agreement with Immunomedics

Chief Financial Officer Peter Pfreundschuh **RESIGNED**
Lasted 2 years 9 months

Senior Advisor Dr. Sol Barer **RESIGNED**
Lasted 2 months

Bayer **TERMINATED** licensing agreement with Immunomedics

Long serving "Independent" board members jettisoned shortly after we filed our proxy

Source: Company Filings

venBio

Our experts are skeptical of IMMU's communicated manufacturing strategy and timelines

Immunomedics Manufacturing Plan Communicated 1/18/2017

Impossible to validate multi-component pharmaceutical products in parallel as this suggests

Suggestion of multiple runs in parallel before a single one is validated is ill-conceived

Each component must be validated individually before any product can be evaluated

Each site must coordinate across the globe before final assembly, complicating logistics even for most experienced teams



IMMU-132 Manufacturing Timeline
Lot
2016 Q2
2016 Q3
2016 Q4
2017 Q1
2017 Q2
2017 Q3
2017 Q4
IgG
SN38
DP
IMMU
JMPS
BSP
Eng (2.4 kg)
Clin (2.4 kg)
Validation
Clin (450 g)
Clin (480 g)
Clin (340 g)
Clin (300-500 g)
Eng (9,000 vls)
Clin (16,000 vls)
Mfg
Comp
Rel
Stability
Virus
Upstream Process Controls
Method Validation
Con
Lyo
DS/DP Comp
Con 1&2
Process Controls
IgG, hRS7 IgG intermediate
Mfg, Manufacture
SN38, CL2A-SN38 activated drug
Comp, Comparability
DP, IMMU-132 drug product
Lyo, Lyophilization
Eng, Engineering lot
Rel, Release date
Clin, Clinical lot
Con, Conjugation
71

Antibody manufacture in-house suggests scale-up/ out-sourcing challenges

No details given on completed steps despite importance to overall plan

Best case scenario, ready mid-2Q17, making 2Q17 trial start unlikely

IMMU cannot manufacture their product without world-class CMC (Chemistry, Manufacturing & Controls) operating flawlessly, which they likely do not have

Source: Immunomedics R&D Day, slide 71,January 18th, 2017

Meanwhile, IMMU's management has rewarded themselves generously



Total Cumulative Income ($000s)
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Price per Share
25
20
15
10
5
0
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Dec-16
Dec-17
Cumulative Income - Goldenberg Household
IMMU shareprice

Goldenberg household (CEO & CSO) income paid by IMMU since 2000 equated to ~15% of IMMU market cap at time of venBio filing

Source: Proxy statements – income for CEO and CSO
(*): Total Comp includes stock awards

venBio

The founder/CSO also benefits from extraordinary self-enrichment arrangements

David Goldenberg, CSO, Additional Compensation

Product royalties

- 0.75% of 3rd party transaction $
- 1.5% of annual net revenue*
- $150k/yr minimum payment as credit against special incentive programs**

Under the terms of his employment agreement, Dr. Goldenberg will also be eligible to receive certain additional incentive compensation related to our net income or loss (the “Additional Incentive Compensation Payments”), which remain unchanged from his prior agreement, as follows: With respect to any fiscal year during Dr. Goldenberg’s employment in which we record an annual net loss, Dr. Goldenberg will receive as an Additional Incentive Compensation Payment a sum equal to 0.75% of the total Consideration (as defined in the agreement) we receive from any third party transaction, with certain exceptions. In the event we record positive net income with respect to any fiscal year during either the term of Dr. Goldenberg’s employment or the 3-year period following termination during which Dr. Goldenberg is subject to non-compete covenants, Dr. Goldenberg will receive a sum equal to 1.5% of our Annual Net Revenue (as defined in the agreement) for each such fiscal year. In accordance with the terms of Dr. Goldenberg’s employment agreement, we pay Dr. Goldenberg a minimum of $150,000 during each fiscal year in equal quarterly payments as a credit against any amounts due to Dr. Goldenberg for Additional Incentive Compensation Payments, Lifetime Royalty Payments, described below, and Dispositions of Undeveloped Assets, described below.

Partnership royalties

- 20%+ royalty on partnership fee

In the event we complete a Disposition (as defined in the Goldenberg Agreement) during the term of the Goldenberg Agreement, or within three years thereafter, of any one or more of our Undeveloped Assets (as defined in the Goldenberg Agreement) for which Dr. Goldenberg was an inventor, we will pay Dr. Goldenberg a sum equal to at least twenty percent, or more (as determined by the Board), of the Consideration we receive from each Disposition; provided, however that no such payment shall be due in the event an arbitrator or court finds that Dr. Goldenberg committed a material breach of his covenants contained in the Goldenberg Agreement. Our obligation to compensate Dr. Goldenberg upon Dispositions of Undeveloped Assets applies to all Dispositions completed within the term of the Goldenberg Agreement or within three years thereafter, even if we actually receive the Consideration at some time after the three year period elapses.

Additional Salaries

- Additional salary from IBC, a wholly owned subsidiary

(3) Includes compensation of $87,000, $84,000 and $79,000 paid to Dr. Goldenberg by IBC Pharmaceuticals, our majority-owned subsidiary, for services rendered in fiscal years 2016, 2015 and 2014, respectively.

Source: IMMU proxy statement
(*): in years with positive income
(**): in years when company posts no profit

… Including ownership in IMMU's IBC subsidiary that enriches him over IMMU stockholders

David Goldenberg decides IMMU product ownership rights …

Certain members of our senior management and Board of Directors have relationships and agreements, both with us as well as among themselves and their respective affiliates, which **create the potential for both real, as well as perceived, conflicts of interest. These include Dr. David M. Goldenberg, our Chairman, Chief Scientific Officer, and Chief Patent Officer, Ms. Cynthia L. Sullivan, our President and Chief Executive Officer (who is also the wife of Dr. Goldenberg)**, and certain companies with which we do business, including the Center for Molecular Medicine and Immunology and the Garden State Cancer Center (which operated as the clinical arm of CMMI to facilitate the translation of CMMI's research efforts in the treatment of patients), collectively defined as CMMI. For example, Dr. Goldenberg was the President and a Trustee of CMMI, a not-for-profit cancer research center that we used to conduct certain research activities. CMMI has ceased operations. Dr. Goldenberg is also a minority stockholder, director and officer of our majority-owned subsidiary, IBC Pharmaceuticals, Inc. **Dr. Goldenberg is the primary inventor of new intellectual property for Immunomedics and IBC and is largely responsible for allocating ownership between the two companies**. Dr. Goldenberg also has primary responsibility for monitoring the market for incidences of potential infringement of the Company's intellectual property by third parties.

… while he owns 18.3% of IBC vs. 6.8% of IMMU

As of June 30, 2016, the shares of **IBC** were held as follows:

Stockholder	Holdings	% of Tot
Immunomedics, Inc.	5.6M shrs Ser A pref	73.5%
Third Party Investors	0.6M shrs Ser B pref	8.2%
Goldenberg Mill. Trust	1.4M shrs Ser C pref	18.3%

- 143 FTEs; 54 MD/PhD/other advanced degrees
- funded by IMMU shareholders
- UNUSUAL for Goldenberg to be named "PRIMARY INVENTOR OF ALL INTELLECTUAL PROPERTY"

Goldenberg has perverse incentives in allotting ownership of new inventions

Source: IMMU proxy statement, R&D Day slides

venBio

Management sells shares ahead of a dilutive financing; dilution that failed to raise the cash needed to fund the required phase 3 study

IMMU stock price Jun-Nov 2016



$6
$5
$4
$3
$2
$1
$0
Price per share
6/2/2016
7/2/2016
8/2/2016
9/2/2016
10/2/2016
June 6-13 insider selling
Goldenberg/Sullivan sell >1M shares
average price $3.63 ($4.27-$3.02)
October 5, 2016 Financing
Terms: $3/share; 100% warrants
Close 10/4: $3.28
Close 10/5: $2.50 (1-day decline of 24%)

$30M raise equates to <2 quarters of runway based on most recent burn rate

Between 6/6 and 6/13, David and Cynthia Goldenberg sold 1,006,832 options, with strike prices of $2.50 & $2.63
Source: Nasdaq, Company's SEC filings

venBio

IMMU’s response to venBio filing: a newly appointed equally unqualified and self-serving BoD

In response to our proxy filing, IMMU reconstituted its board with a closely linked group that is affiliated with the IMMU board and banker

New IMMU Board announced January 12th, 2017


MULTIPLE CURRENT & PRIOR BUSINESS RELATIONSHIPS
Husband / Wife management
Lead "Independent" director
New "independent" directors "Greenhill / Aryeh Associates"
Cynthia Sullivan, CEO
David Goldenberg, CSO
Brian Markinson 12-years on the board
Jason Aryeh
Robert Forrester
Geoffrey Cox
Bob Oliver
IMMU Board of Directors as of 1/9/2017

venBio

The newly appointed IMMU board is highly inter-connected with multiple current and past relationships with Aryeh at the center



Husband and Wife
Appointed CEO
Founder, Chairman of the Board
IMMUNOMEDICS, INC.
300 The American Road, Morris Plains, New Jersey 07950 ¤ (973) 605-8200 ¤ Fax (973) 605-8282
David Goldenberg
Cynthia Sullivan
Hired as Financial Advisor
Board Member >10 years
Financial Advisor
Greenhill
DERMASCIENCES
Robert Forrester
Financial Advisor
Aralez Pharmaceuticals
Board Member
Hired as Banker
Banking Relationships
Financial Advisor
Advisor
CORMATRIX
Financial Investment
Board Member
QLT Inc.
Board Member, Interim CEO
Chairman of the Board
Board Member
Myrexis
Board Member
Transaction
Board Member
Ligand
Transaction*
Geoffrey Cox
Board Member
Board Member
NABI BIOPHARMACEUTICALS
Jason Aryeh
Brian A. Markison

(*): Aryeh and Markison directly negotiated a transaction involving Avinza in 2006 per (https://goo.gl/9YXOr8)

venBio

QLT: Case study of Aryeh's failed chairmanship



Aryeh Appointed Chairman of QLT mid-2012

- Phase-3 ready ophthalmology compound
  → Still awaiting trial start despite 11/20/13 statement that: 'close to finalizing a pivotal trial protocol' [1] — ✗
- Proposed 2 inversions
  → Company failed to close on either [2] — ✗
- Acquired shares in Aralez Pharma
  → Initially proposed investment at $7.20/Aralez share; lowered to $6.25 [3]
  → Currently trading at $4.25
  → "Optimize the allocation of QLT's excess cash" yet concurrently proposed $20M equity financing
  → Became Aralez board member at close (2/5/16) [4]
  → Lost confidence of significant QLT shareholders who exited [5]
  — -30%
- Distributed Aralez Shares
  → Cash election over-subscribed
  → QLT Shareholders received Aralez shares against their will [6] — ✗
- Proposed Merger
  → Aegerion merger closed 11/29/16 [7]
  → PPS down ~50% since Aryeh became chairman
  — -50%

IMMU does NOT NEED a chairman with the credentials of Aryeh

(1) QLT press release 11/20/13
(2) Auxilium acquired by Endo; Insite Vision acquired by Sun Pharma
(3) QLT press release 6/08/15 and 2/05/16
(4) Aralez webpage
(5) SEC Filings
(6) QLT press release 2/21/16
(7) QLT press release 11/29/16

venBio

As a board member, Jason Aryeh has overseen value destruction and underperformance





Failed complex financial engineering
QLT Inc.
PPS down ~50%
250%
200%
150%
100%
50%
0%
-50%
-100%
Jun-12
Oct-12
Feb-13
Jun-13
Oct-13
Feb-14
Jun-14
Oct-14
Feb-15
Jun-15
Oct-15
Feb-16
Jun-16
Oct-16
NVLN (QLT)
IBB



Shut company down / failed to monetize pipeline
Myrexis
PPS under-performed by ~90%
80%
60%
40%
20%
0%
-20%
Oct-11
Nov-11
Dec-11
Jan-12
Feb-12
Mar-12
Apr-12
May-12
Jun-12
Jul-12
Aug-12
Sep-12
Oct-12
Nov-12
Dec-12
Jan-13
MYRX
IBB



Drug Failed
Reveres-merged with Biota
AVIRAGEN THERAPEUTICS
PPS down ~ 90%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
Nov-06
Apr-07
Sep-07
Feb-08
Jul-08
Dec-08
May-09
Oct-09
Mar-10
Aug-10
Jan-11
Jun-11
Nov-11
Apr-12
AVIR (NABI)
IBB



Licensed out technology and eliminated workforce
Ligand
PPS under-performed by ~50%*
300%
200%
100%
0%
-100%
-200%
Sep-06
May-07
Jan-08
Sep-08
May-09
Jan-10
Sep-10
May-11
Jan-12
Sep-12
May-13
Jan-14
Sep-14
May-15
Jan-16
Sep-16
LGND
IBB

● Jason Aryeh joins BoD

Source: SEC filings, Bloomberg
Ligand, Myrexis relative performance vs. IBB from Aryeh joining BoD to end of tenure/current
(*) Ligand assumed that special dividend is reinvested in security

venBio

Geoffrey Cox has NOT had successful development experience since 1997



Cox manufacturing experience is irrelevant

genzyme | NO LONGER EXISTS Ariadex Pharmaceuticals | NO LONGER EXISTS GTC Biotherapeutics | redsky partners | *Beacon Street Advisors, LLC*

1984-1997 | 1997-2001 | 2001-2010 | 2010-Present

Declining Pharmaceutical development relevance …

Cox disappointing leadership



60%
40%
20%
0%
-20%
-40%
-60%
-80%
Oct-14
Dec-14
Feb-15
Apr-15
Jun-15
Aug-15
Oct-15
Dec-15
Feb-16
Apr-16
Jun-16
Aug-16
Oct-16
QLT Inc.
PPS DOWN 51%
QLTI
IBB

Source: Bloomberg

venBio

Robert Forrester has failed in the C-suite



CEO of Verastem (2012-present)



300%
250%
200%
150%
100%
50%
0%
-50%
-100%
-150%
Jan-12 Apr-12 Jun-12 Sep-12 Nov-12 Feb-13 May-13 Jul-13 Oct-13 Dec-13 Mar-14 May-14 Aug-14 Oct-14 Jan-15 Mar-15 Jun-15 Aug-15 Nov-15 Jan-16 Apr-16 Jun-16 Sep-16 Nov-16
Forrester appointed CEO
Lead drug fails
Verastem
PPS DOWN ~90%
VSTM
XBI

COO of CombinatorX (2005-2009)



$140
$120
$100
$80
$60
$40
$20
$0
11/05-12/05
112/06
12/07
12/08
12/09
Lead drug fails
Lead drug fails again
CombinatoRx
PPS DOWN ~90%
CombinatoRx
Nasdaq
NBI

Source: Verastem Bloomberg; CombinatorX SEC 10k

venBio

Yet they always get paid: e.g., Jason Aryeh …



Husband and Wife
IMMUNOMEDICS, INC.
David Goldenberg
Cynthia Sullivan
Greenhill
"Chairman Package"
Advisory Fees
DERMASCIENCES
CORMATRIX
Robert Forrester
Aralez Pharmaceuticals
Board Fees
Board Fees
Options & Board fees
Options & Board fees
Myrexis
QLT Inc.
Options & Board fees
Ligand
Geoffrey Cox
Options & Board fees
NABI BIOPHARMACEUTICALS
Jason Aryeh
Brian A. Markinson

IMMU does <u>NOT NEED ANOTHER</u> board with these credentials

Meanwhile, the new board continues IMMU's past practices of disseminating lies and making baseless threats

Excerpts from Immunomedics Stockholder Letter – 01/12/17



NEWS RELEASE

IMMUNOMEDICS, INC.

300 The American Road, Morris Plains, New Jersey 07950 • (973) 605-8200 • Fax (973) 605-8282

IMMUNOMEDICS TO MAIL LETTER TO STOCKHOLDERS HIGHLIGHTING UNPRECEDENTED PROGRESS TOWARD ENHANCED VALUE CREATION

-- Urges Stockholders to Vote "FOR" Each of Immunomedics' Highly-Qualified Director Nominees on the WHITE Proxy Card --

-- venBio Rejects Constructive, Stockholder-Friendly Settlement Proposal and Insists on Unilateral Veto Right Over Significant Transactions --

Morris Plains, N.J., January 12, 2017 — Immunomedics, Inc. (NASDAQ: IMMU) ("Immunomedics" or "the Company") today commenced mailing of a letter to stockholders in connection with its upcoming 2016 Annual Meeting of Stockholders to be held on February 16, 2017. The letter urges Immunomedics stockholders to protect their investment in the Company by voting FOR all seven of the Company's director nominees – Jason Aryeh, Dr. Geoffrey Cox, Robert Forrester, Dr. David M. Goldenberg, Brian A. Markison, Bob Oliver and Cynthia L. Sullivan – at the upcoming Annual Meeting.

The full text of the letter follows:

THE NEW IMMUNOMEDICS BOARD IS COMMITTED TO ENHANCING NEAR AND LONG-TERM VALUE FOR ALL STOCKHOLDERS

YOUR NEW BOARD IS IN THE MIDDLE OF A ROBUST STRATEGIC PROCESS TO DELIVER ON THE VALUE POTENTIAL OF THE COMPANY OR IMMU-132

VENBIO CONTINUES TO DEMAND EFFECTIVE CONTROL AND INTENDS TO SIDETRACK THE COMPANY'S PROGRESS – WITHOUT PAYING OTHER STOCKHOLDERS A CONTROL PREMIUM AND WITHOUT ANY PLAN FOR VALUE CREATION

VOTE THE ENCLOSED WHITE PROXY CARD TODAY "FOR" ALL OF IMMUNOMEDICS' HIGHLY QUALIFIED DIRECTOR NOMINEES

January 12, 2017

Dear Fellow Immunomedics Stockholder,

At the Immunomedics 2016 Annual Meeting of Stockholders to be held on February 16, 2017, you will be asked to make an important decision regarding the composition of the Company's Board of Directors. That decision, we believe, will significantly impact the immediate future of the Company and the value of your investment in Immunomedics. Stockholders of record, as of January 24, 2017, are entitled to vote at the 2016 Annual Meeting.

We urge stockholders to vote FOR the Immunomedics nominees: Jason Aryeh, Dr. Geoffrey Cox, Robert Forrester, Dr. David M. Goldenberg, Brian A. Markison, Bob Oliver

– more –

IMMUNOMEDICS CLAIMS	FACTS
• *"venBio's demands for representation and unilateral veto rights are especially unreasonable relative to the size of its stake in the company."*	• *As IMMU's largest stockholder, our interests are directly aligned with investors, which is why we are fighting for truly independent representation at the Board level, as evidenced by the fact that three of our four nominees are independent of venBio*
• *"venBio rejected [. . .] alternative proposals, stating that it will not back down from its full demands."*	• *We have negotiated in good faith, and it was the company that unilaterally ended negotiations the night after soliciting our proposal for resolving this situation called off the negotiations and appointed a new unqualified board*
• *"venBio's actions and stated plans could have unintended consequences by triggering statutory and contractual change of control provisions…" (including loss of NOLs)*	• *The statement is flat out wrong, highly misleading, and represents an attempt to manipulate and scare stockholders. We are not seeking a change of control, we are seeking a change of board composition which does not affect NOLs (the company also overstates the amount of NOLs available)*
• *"In fact, our newly appointed Vice Chairman and future Chairman, Jason Aryeh, was initially sought out by venBio as a potential candidate for the venBio slate of nominees."*	• *We never asked Jason Aryeh to join our slate of nominees. We DO NOT support Mr. Aryeh as a director or Chairman, and we view him as unqualified based on his past track record and lack of understanding of an R&D-stage oncology biotech company*
• *"We believe that, the venBio nominees, if elected, would delay the progress of IMMU-132 by up to two years…"*	• *This claim is completely baseless and false, and any delay would be the direct result of intentional steps taken by the current management team*
• *"…they shockingly don't even want to allow any stockholders besides them to have the right to vote on any strategic transaction."*	• *This statement is designed to confuse stockholders and belies a complete misunderstanding of how pharmaceutical partnership deals are forged*

venBio

venBio’s proposed plan and board expertise

There is a short window for value creation and the right team is needed – the market has responded favorably to venBio's proposal

Path to Value Creation

- Critical path involves securing Accelerated Approval (AA)
- IMMU's capabilities remain unproven in key areas, posing risks to timelines
  - No prior experience assembling a drug application
  - Never manufactured a complex biologic therapeutic at commercial sale
  - Co-development agreement has yet to materialize
  - Unable to launch a global phase 3 program
- High cash burn-rate with few financing options
  - Insufficient cash to complete manufacturing, or run phase 3 trial
  - High emphasis on early-stage research, despite lack of visibility to funding
  - Low credibility with Wall Street to raise additional funding
  - Excessive management compensation

Market reaction to venBio Filing



IMMU
Nasdaq
NBI
70%
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
11/6
11/16
11/26
12/6
12/16
12/26
1/5
1/15
1/25
+56% since venBio filing
11/16/16 venBio
13D filing

Source: SEC filings; Nasdaq

venBio

Our nominees are prepared to assume oversight immediately and maintain momentum while driving to a clear vision for the future of IMMU

Internally Oriented Activities

- Identify key IMMU personnel and ensure continuity – develop working relationship with management
- Bring in as needed additional resources and expertise to ensure smooth transition
- Understand key open items
  - Manufacturing
  - Clinical
  - Regulatory submission

Externally Oriented Activities

- Evaluate strategic options to advance '132 as rapidly as possible
  - Secure funding
  - Secure partnerships
  - Establish manufacturing relationships
- Implement CEO succession plan
  - Profile subject to outcome of strategic review

Strategic Direction to Maximize Stockholder Value

Our Board Nominees and Advisors provide the necessary expertise to position the company for long-term value creation

		Industry Experience	Corporate Governance	Public Boards	FDA Experience	Drug Development	Independent of IMMU
	• Behzad Aghazadeh, PhD – Biotech / Capital Markets Expertise – Portfolio Manager & Managing Partner, venBio Select Advisor – Formerly Principal Booz Allen (general management consultant/healthcare)	✔			✔		✔
	• Scott Canute – Manufacturing Expertise – Former President, Global Manufacturing and Corporate Operations, Genzyme – Former President, Global Manufacturing Operations, Eli Lilly	✔		✔	✔	✔	✔
	• Peter Barton Hutt – Regulatory Expertise – Senior Counsel; Covington & Burling LLP – Former FDA Chief Counsel			✔	✔		✔
	• Khalid Islam, PhD – Clinical/Corporate Governance Expertise – Co-Founder and Partner Sirius Healthcare Partners; Founder/Owner Life Sciences Management; Founder PrevABR – Former CEO Gentium (acquired by Jazz Pharmaceuticals)	✔	✔	✔		✔	✔
	• Richard Heyman, PhD – Clinical/Corp Governance/Strategic Advisor – CEO Seragon Pharma (acquired by Roche /Genentech) – CEO Aragon Pharma (acquired by Johnson & Johnson) – Executive Chairman, Metacrine – Former Receptos BoD (acquired by Celgene)	✔	✔	✔		✔	✔

Additional strong advisory network that can be drawn upon

venBio

We have a defined plan with clear objectives …

Function	Objective
Governance	• Restore independent & competent governance • Serve fiduciary responsibility to stockholders • Rebuild confidence & credibility with stakeholders
Strategy	• Evaluate strategic options for IMMU-132 development • Asset and capability evaluation & prioritization • Resource allocation & portfolio optimization
Organization / Talent	• Evaluate and identify key talent to focus on IMMU-132 • Highlight and fill key talent & capability gaps • Put in place high-touch reporting to BoD
Operations	• Evaluate key operating processes – clinical, manufacturing, regulatory, commercial, etc. • Put in place best-in-class, scalable, & efficient processes
Finance	• Audit and evaluate finances, budgets, & resource allocation • Evaluate financing needs and options • Determine new budget & resource allocation

… and identified key steps to maximize the potential for IMMU-132

Clinical/Organizational – Khalid Islam/Behzad Aghazadeh & Advisory Network

Organizational GAP analysis → Audit Finances → Clinical Development Plan and Detailed Budget → Decision to partner or go-it-alone → New corporate communication plan

Manufacturing/CMC – Scott Canute

Characterize key processes → Validate process repeatability → GMP performance → Pre-approval inspection readiness → Governance systems

Regulatory – Peter Barton Hutt

Review FDA interactions → Identify FDA counterpart → Validate accelerated approval pathway → Plan additional indication pathway → Internal regulatory affairs → NDA Submission Plan

Appendix

Appendix: Board Nominee Bio – Behzad Aghazadeh, PhD

Dr. Behzad Aghazadeh – Dr. Aghazadeh is a Managing Partner and Portfolio Manager of the venBio Select Fund. He brings more than 20 years of experience in the biopharmaceutical industry, including more than 10 years as an institutional investor and previously six years at Booz Allen as a general management consultant to senior executive teams in the healthcare sector. Dr. Aghazadeh holds a Master's in Physics from the Ludwig-Maximilians-University (Munich, Germany) and a PhD in Biochemistry & Biophysics from Cornell University. *We believe that Dr. Aghazadeh's extensive experience working on strategic initiatives for executive management teams and boards of directors of numerous companies in the biopharmaceutical industry, as well as his considerable experience as an investor in emerging companies in the sector, make him well-qualified to serve as a director of Immunomedics.*

Appendix: Independent Board Nominee Bio – Khalid Islam, PhD

Dr. Khalid Islam – Dr. Islam has over 29 years of experience in the pharmaceutical and biotechnology industry and currently serves as the Managing Director of Life Sciences Management GmbH. He also co-founded Sirius Healthcare Partners, a Swiss life sciences company, and PrevABR LLC, an American clinical-stage therapeutics company. Dr. Islam also previously served as Chairman and CEO of Gentium S.p.A., a Nasdaq-listed pharmaceutical company. Dr. Islam graduated from Chelsea College and received his PhD from Imperial College, University of London. *In our view, Dr. Islam's extraordinary board experience, deep knowledge of business development and collaboration, and outstanding leadership position him well to be a Board member at Immunomedics.*

Appendix: Independent Board Nominee Bio – Peter Barton Hutt

Peter Barton Hutt – Mr. Hutt is a renowned expert in food and drug law and currently serves as Senior Counsel at Covington & Burling LLP. He began his law practice with the firm in 1960 and has remained at the firm with the exception of serving as Chief Counsel for the Food and Drug Administration from 1971 until 1975. He has been recognized by The Washingtonian magazine as one of Washington's 50 best lawyers and one of the 40 best health care lawyers in the U.S. by the National Law Journal. He holds a B.A. from Yale University, an LL.B. from Harvard Law School, and an LL.M. from the New York University School of Law. *We believe that Mr. Hutt's expertise in the US and EU regulatory frameworks including successful interactions with both the FDA and the EMA as well as his service on a wide range of Boards of Directors in the biotechnology and pharmaceutical industries, make him very well qualified for the Board of Immunomedics.*

venBio

Appendix: Independent Board Nominee Bio – Scott Canute

Scott Canute – Mr. Canute has more than 34 years of experience in the biopharmaceutical industry, having served as President, Global Manufacturing and Corporate Operations at Genzyme Corporation and previously as President of Global Manufacturing Operations at Eli Lilly and Company. He holds a B.S. in chemical engineering from the University of Michigan and an M.B.A. from Harvard Business School. *Mr. Canute's specific expertise in the area of commercial biologics manufacturing and CMC as well as his extensive Board experience with multiple pharmaceutical companies, make him well qualified to serve on the Board of Immunomedics, in our view.*

Appendix: Independent Advisor Bio – Richard Heyman, PhD

Dr. Richard Heyman – Dr. Heyman possesses extensive relevant experience, having served as the co-founder and Chief Executive Officer of Aragon Pharmaceuticals, which focused on androgen receptor signaling inhibitors for the treatment of prostate cancer and was acquired by Johnson & Johnson in 2013, and Seragon Pharmaceuticals, which focused on Selective Estrogen Receptor Degraders (SERDs) for the treatment of breast cancer and was acquired by Genentech in 2014. Dr. Heyman received a Ph.D. in pharmacology from the University of Minnesota and a B.S. in chemistry from the University of Connecticut.

Disclosures

Performance Disclosures

Unless otherwise indicated, the performance shown is unaudited, net of applicable management, performance and other fees, and expenses, presumes reinvestment of earnings and excludes investor specific sales and other charges. Please refer to the Fund's Offering Documents for more information regarding the Fund's fees, charges and expenses, which will reduce the Fund's gains. Performance may vary substantially from year to year or even from month to month. An investor's actual performance and actual fees may differ from the performance information shown due to, among other factors, capital contributions and withdrawals/redemptions, different share classes and eligibility to participate in "new issues." The value of investments can go down as well as up. Certain share classes of the Fund may be closed, including the share class from which the performance shown has been derived. Past performance is not indicative of future results.

Benchmarks and financial indices are shown for illustrative purposes only and are provided for the purpose of making general market data available as a point of reference only. Information related to indices and benchmarks, has been provided by and/or is based on third party sources and, although believed to be reliable, has not been independently verified. Such benchmarks and financial indices may not be available for direct investment, may be unmanaged, assume reinvestment of income, do not reflect the impact of any trading commissions and costs, management or performance fees, and have limitations when used for comparison or other purposes because they, among other reasons, may have different trading strategy, volatility, credit, or other material characteristics (such as limitations on the number and types of securities or instruments). The Fund's investment objective is not restricted to the securities and instruments comprising any one index. No representation is made that any benchmark or index is an appropriate measure for comparison.

Performance targets or objectives should not be relied upon as an indication of actual or projected future performance. Actual volatility and returns will depend on a variety of factors including overall market conditions and the ability of the Investment Manager to implement the Fund's investment process, investment objectives and risk management. No representation is made that these targets or objectives will be achieved, in whole or on part, by the Fund.

This information is confidential, is the property of the Investment Manager and is intended only for intended recipients and their authorized agents and representatives and may not be reproduced or distributed to any other person without prior written consent. Any distribution to social media is a willful violation of the confidential and regulatory strictures that govern this document.

Hedge Fund Risk Disclosures

Hedge Funds are unregistered private investment partnerships, funds or pools that may invest and trade in many different markets, strategies and instruments (including securities, non-securities and derivatives) and are NOT subject to the same regulatory requirements as mutual funds, including mutual fund requirements to provide certain periodic and standardized pricing and valuation information to investors. There are substantial risks in investing in Hedge Funds. You should note carefully the following: Hedge Funds represent speculative investments and involve a high degree of risk. An investor could lose all or a substantial portion of his/her investment. Investors must have the financial ability, sophistication/experience and willingness to bear the risks of an investment in a Hedge Fund. An investment in a Hedge Fund should be discretionary capital set aside strictly for speculative purposes. An investment in a Hedge Fund is not suitable or desirable for all investors. Only qualified eligible investors may invest in Hedge Funds. Hedge Fund offering documents are not reviewed or approved by federal or state regulators. Hedge Funds may be leveraged (including highly leveraged) and a Hedge Fund's performance may be volatile. An investment in a Hedge Fund may be illiquid and there may be significant restrictions on transferring interests in a Hedge Fund. There is no secondary market for an investor's investment in a Hedge Fund and none is expected to develop. A Hedge Fund may use a single advisor or employ a single strategy, which could mean a lack of diversification and higher risk. A Hedge Fund may involve a complex tax structure, which should be reviewed carefully, and may involve structures or strategies that may cause delays in important tax information being sent to investors. A Hedge Fund's fees and expenses – which may be substantial regardless of any positive return – will offset the Hedge Fund's trading profits. Hedge Funds are not required to provide periodic pricing or valuation information to investors. Hedge Funds and their managers/advisors may be subject to various conflicts of interest. **The above summary is not a complete list of the risks and other important disclosures involved in investing in a Hedge Fund and is subject to the more complete disclosures contained in a Hedge Fund's confidential offering documents, which must be reviewed carefully.**